Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
("Randgold Resources" or the "Company")

Jersey, Channel Islands, 17 October 2017

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]
1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Randgold Resources Ltd

1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)

Non-UK issuer	☒

2. Reason for the notification (please mark the appropriate box or boxes with an “X”)

An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:

3. Details of person subject to the notification obligationiv

Name	Van Eck Associates Corporation
City and country of registered office (if applicable)	New York, NY USA

4. Full name of shareholder(s) (if different from 3.)[v]
Name

VanEck Vectors Africa ETF

Catholic Investment Trust of Washington

VanEck Vectors Gold Miners ETF

Global Hard Assets Funds

HARD Assets Market Neutral Fund Ltd

VanEck Vectors Natural Resources ETF

International Investors Gold

JNL/Van Eck International Gold Fund

Lockheed Martin Retirement PSP-LMT07

LODH World Gold Expertise Fund

Brighthouse Global Natural Resources

North Dakota - University Board

NY Life Hard Assets

VanEck Vectors Gold Miners UCITS ETF

VanEck Global Hard Assets UCITS

VanEck Vectors Natural Resources UCITS ETF

VE VIP Global Gold Fund

VE VIP Global Hard Assets Fund

City and country of registered office (if applicable)

5. Date on which the threshold was crossed or reachedvi:	12 October 2017

6. Date on which issuer notified (DD/MM/YYYY):	16 October 2017

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached		4,764,172	5.06%	94,073,286
Position of previous notification (if applicable)		4,677,820	4.98%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)

SUBTOTAL 8. A

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))

Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
ADR (ISIN US7523443098)			4,764,172	5.06%

SUBTOTAL 8. B 1	4,764,172	5.06%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:

Name of the proxy holder	Glass Lewis
The number and % of voting rights held	4,730,372 shares and 5.03% voting rights
The date until which the voting rights will be held	Open

11. Additional informationxvi

Place of completion	Tampa, Florida USA
Date of completion	16 October 2017

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com